# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ServiceTitan, Inc., CIK 0001638826
CUSIP: 81764X103
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100, Glendale, California (CA), 91203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001908757

## Reporting persons
- Vahe Kuzoyan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,282,106; shared voting power 1; sole dispositive power 8,282,106; shared dispositive power 1; aggregate amount beneficially owned 8,282,107 (9.8% of the class)

## Item 1. Issuer
Name of issuer: ServiceTitan, Inc.
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100, Glendale, CA 91203

## Item 2. Person Filing
Name of person filing: Vahe Kuzoyan (the "Reporting Person")
Address of principal business office or, if none, residence: c/o ServiceTitan, Inc., 800 N. Brand Blvd., Suite 100, Glendale, CA 91203
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A common stock, par value $0.001 per share (the "Class A Common Stock") as of December 31, 2024, based upon 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025. The information herein assumes the conversion of the Class B common stock, par value $0.001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is deemed to be the beneficial owner of 8,282,107 shares of Class A Common Stock, which includes: (i) 4,108,065 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held directly by the Reporting Person, (ii) 3,152,012 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held in trusts over which the Reporting Person has investment discretion, (iii) one share of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person's spouse and (iv) 1,022,029 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock underlying stock options exercisable on or within 60 days of December 31, 2024.
Percent of class: 9.8
Sole power to vote or to direct the vote: 8,282,106
Shared power to vote or to direct the vote: 1
Sole power to dispose or to direct the disposition: 8,282,106
Shared power to dispose or to direct the disposition: 1

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vahe Kuzoyan: /s/ Vahe Kuzoyan, Vahe Kuzoyan (02/13/2025)